BOWX ACQUISITION CORP.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

(650) 352-4877

September 17, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Martin

Pamela Long

Kristina Marrone

Shannon Menjivar

RE:	BowX Acquisition Corp.
Registration Statement on Form S-4
File No. 333-256133

Ladies and Gentlemen:

BowX Acquisition Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on September 20, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Dave Peinsipp, Garth Osterman, Eric Blanchard, Richard Segal and Kevin Cooper, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Dave Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Richard Segal at (617) 937-2332.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

BOWX ACQUISITION CORP.

By:	/s/ Murray Rode
Name:	Murray Rode
Title:	Co-Chief Financial Officer

cc:    Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

David Peinsipp, Cooley LLP

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP